Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

02 OCT -9 AM 9:27

FACSIMILE

82-1565

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	9 October, 2002
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	2 pages (including cover sheet)

SUPPL

SALE OF NORTH AMERICAN INDUSTRIAL VINEGAR DIVISION

Please see attached copy of an announcement released to the Australian Stock Exchange today.

02055325

Yours sincerely

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attachs.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

9 October, 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

SALE OF NORTH AMERICAN INDUSTRIAL VINEGAR DIVISION

On 26 August 2002, the Burns Philp Board announced that it had entered into an agreement for the sale of the North American Industrial Vinegar Division to Swander Pace Capital L.L.C., a US based private equity investor, for anticipated sale proceeds of approximately AUD 88 million.

The Industrial Vinegar Division trades under the Fleischmann's brand name and is the leading producer of industrial vinegar in North America.

The sale of the Division was completed today.

Yours sincerely

HELEN GOLDING
Company Secretary